EXHIBIT 99.1

e-Future Announces First Half Year 2007 Results

•	Revenue Growth of 21.5% Year over Year to $2.5m

•	Gross Profit rises 34%

•	Company Provides Business and Financial Outlook for FY2007

•	Conference Call Scheduled for 8:30PM ET on August 21, 2007 US time

BEIJING, August 21, 2007/Xinhua-PRNewswire/— e-Future Information Technology Inc. (NASDAQ: EFUT), a leading Chinese front supply chain management software and service company, today announced its unaudited financial results for the six months ended June 30, 2007.

First Half Year 2007 Financial Results Highlights

Total revenues increased to US $2.5 million, up 21.5% over the first half of 2006.

Software revenues increased to US $1.7 million, up 51.7% over the first half 2006.

Gross Margin improved to 52.3%, compared to 47.4% in the first six months of 2006.

Gross Profit increased to US $ 1.3 million, up 33.9% from first half of 2006.

Net Income decreased to US -$0.3 million due largely to expenses and amortization associated with a US $10 million private placement in March 2007 as well as three strategic acquisitions in the first half of the year.

Operational Results Highlights

Recent accomplishments include:

1.	We expanded our sales force in key geographic markets and continue to attract marquee global accounts in China including B&Q-Kingfisher, Johnson & Johnson, Jusco-Aeon as well as domestic leading software providers such as Beijing Jade Bird Sihua and others. We are now supplying superior solutions to over 800 clients, which represents a 60% increase over our 500 clients in 2006.

2.	As China’s retail market is currently experiencing dramatic growth and industrial integration, we are leveraging this opportunity and implementing our acquisition strategy. Accordingly, in January 2007, we acquired Nanjing TangCheng Network Technology Development Co. Ltd., a leading regional independent software vendor focusing on East China’s retail market.

3.	Also, in May 2007, through our installment acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. we now offer a leading B2B platform to our clients, connecting retailers and numerous small and medium-sized suppliers, which not only enables e-Future to deploy a SaaS service based on the retail Yellow pages but also further enhances our innovative business development in the B2B portal sector. We expect to continue our selective acquisition strategy to enhance our market share and business performance.

4.	We further developed our partnerships with international industry leaders in order to supply superior solutions to our clients. In January, IBM recognized e-Future with the best retail solution partner in the Asia Pacific award. We also became the partner with JDA with a new cooperation model of “Global Solution, Local Service”. At the same time, we are VAR partners of SAP, Oracle, Microsoft, Samsung, Motorola and Symbol and continue to develop leading software systems through our joint efforts.

“During the first half year, revenue continued to grow strongly in each of our core businesses including software sales and service fees including SaaS income. We continue to expand our client base in the Chinese market. Currently, when accounting for our recent acquisitions, we are now serving more than 800 clients, including over 500 retailers and over 200 distributors and Fortune 500 companies that do business in China” said Adam Yan, e-Future’s Chairman and CEO. Mr. Yan also commented, “By successfully completing a $10 million private placement, we are confident that we will have a successful year by solidifying our core business, developing new business opportunities through our SaaS (“Software as a Service”) model and exploring potential additional strategic industrial acquisitions.”

Business Outlook

We plan to maintain our competitive position and expand market share through organic growth in the front chain market, particularly in the retail and FMCG markets. We will increase our earning power by continuing to streamline the infrastructure, increasing our efficiency in R&D investment, and improving employee productivity while reducing our operating expenses. At the same time, we intend to leverage existing products and services into new areas such as the consumer electronics, automotive, and pharmaceutical industries.

We will also put additional effort into our business model innovation, including outsourcing, international business expansion as well as our SaaS model.

On August 1, we entered into the definitive agreement to acquire Crownhead Holdings Ltd. (“Crownhead”) and its subsidiary, Royalstone System Integrated Co., Ltd. (“Royalstone”), a leading retail software and service provider in China. This acquisition is expected to significantly increase our market share and enhance the services we offer to our clients. We believe this acquisition will further improve our financial performance in the second half year of 2007.

Based upon our robust organic growth, developing innovative business models and selective strategic acquisitions, we believe we will achieve at least 59% growth on $10 million of revenues for the full year 2007.

Conference Call

e-Future’s management will hold an earnings conference call at 8:30 PM on August 21, 2007 U.S. Eastern Time (8:30 AM on August 22, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. and International callers, please dial:	+8610.5851.2020
China Mainland callers, please dial:	+8610.5851.2200

Passcode for all regions: 1993337056#

Additionally, a live and archived webcast of this conference call will be available at http://www.e-future.com.cn .

Results for the Six Months Ended June 30, 20071

e-Future reported total revenues of RMB19.1 million ($2.5 million) for the first half year ended June 30, 2007, representing a 21.5% increase from the corresponding period in 2006.

Software sales for the first half year were RMB13.3 million ($1.7 million), representing a 51.7% increase from the corresponding period in 2006. The growth was driven by the increases in small and medium-sized businesses and the increased sales on providing products to global customers operating in China.

Service fee income for the first half year was RMB 3.4 million ($0.4million), representing a 22.4% increase from the corresponding period in 2006 due to our efforts on Software as a Service (“SaaS”) and increased additional billings after the free service period. SaaS refers to an innovative practice in which software developer leases programs to customers and provides maintenance, daily technical operation, and support for the software;

Cost of software as a component of cost of revenues consists of wages, materials, handling charges and other expenses associated with the development of our software. Cost of software was RMB4.6 million ($0.6 million), representing 88% increase from the corresponding period in 2006, this increase resulted directly from our effort to provide our software and services to new customers who require more new features and functions from our products and requires more labor on the implementation of the products.

Cost of service fee income as a component of cost of revenues includes salaries and related expenses of our consulting organization and an allocation of our facilities and depreciation expenses. Cost of service fee income was RMB1.0 million ($0.1 million), representing 42.6% increase from the corresponding period in 2006, mainly due to the increase in our service fee income and the increased labor necessary to fulfill our service obligations.

Depreciation costs as a component of cost of revenues was RMB0.2 million ($0.03 million), representing 1% of total revenues, was stable from the corresponding period in 2006.

General and administrative expenses consist primarily of costs from our finance and human resources organizations; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expenses. G & A expenses were RMB5.6 million ($0.7 million), representing a 76% increase from the first half of 2006, directly resulting from increased expenses on new branches and headcount, and additional legal and accounting fees and public relations costs primarily related to becoming an independent public company.

Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing organization: sales commissions; costs of our marketing programs, including public relations, advertising, trade shows, and collateral sales materials; and an allocation of our facilities and depreciation expenses. Selling and distribution expenses were RMB4.6 million ($0.6 million) in this period, which essentially remained flat from the corresponding period in 2006.

Research and development expenses which are expensed as incurred, consist primarily of salaries and related costs of our engineering organization; consultants; and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. R & D expenses were RMB0.2 million ($0.02 million), representing a 290% increase from the corresponding period in 2006. The increase in these expenses was primarily attributable to the fact that we have focused our attention on the development of new software products to meet the evolving complexities of our customers’ businesses.

Operating profit was RMB-0.36 million ($0.05 million) as the operating loss narrowed 11% from the prior first half reflecting revenue growth despite the seasonally weak period in first half of the year for the retail industry in China.

Net Income in the first half year of 2007 decreased to RMB-2.3 millions($0.3 million ) due to seasonality in the first half year in the retail industry in China and expenses related to our $10 million private placement.

As of June 30, 2007, the Company had cash, cash equivalents of RMB112 million ($14.7 million). Net operating cash flow and capital expenditures for the first half year of 2007 were RMB-7.1 million ($-0.9 million) and RMB2.9 million ($0.38 million), respectively. The increase in capital expenditure was due to the January acquisition of Tangcheng.

1	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.6120 to US$1.00, the effective noon buying rate as of June 29, 2007.

About e-Future Information Technology Inc.

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries.

Currently, when accounting for our recent acquisitions, we are now serving more than 800 clients, including over 500 retailers and over 200 distributors and Fortune 500 companies from across the world that do business in China includes Procter & Gamble, Johnson & Johnson, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture, B&Q- Kingfisher China, GUCCI China, Aeon-JUSCO China, PARKSON China, SOGO China and Mickey’s Space stores, Disney’s franchised etc. in China and local top companies operating in China’s markets, such as Belle, Lianhua, Suning, Wuhan Zhongbai, Wushang group, Bubugao, Yonghui, China duty-free store etc. e-Future is also one of IBM premier business partners in Asia Pacific as well as the partners of SAP, Oracle, Microsoft, JDA and Motorola. The Company has 19 branch offices in 31 provinces in China with over 600 employees including 250 consultants and services and 270 programmers for software research and development and customization.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. We caution investors that any forward-looking statements presented in this report, or which management may make orally or in writing from time to time, are based on beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “result,” “should,” “will” and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected by the forward-looking statements. We caution you that while forward-looking statements reflect our good-faith beliefs when we make them, they are not guarantees of future performance and are affected by actual events when they occur after we make such statements. Accordingly, investors should use caution in relying on forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•	general risks affecting the Chinese retail industry;

•	failure to effectively manage our growth and expansion or to integrate acquisitions and developments successfully;

•	risks and uncertainties affecting software development;

•	risks associated with downturns in the Chinese national and local economies;

•	risks associated with our dependence on key personnel whose continued service is not guaranteed; and

•	the other risk factors identified in our most recently filed Annual Report on Form 20-F, including those described under the caption “Risk Factors.”

The risks set forth above are not exhaustive. Other sections of this report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can it assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our most recent Annual Report on Form 20-F for future periods and reports on Form 6-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 6-K or otherwise, for a discussion of risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements. We expressly disclaim any responsibility to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events, or otherwise, and you should not rely upon these forward-looking statements after the date of this report.

For more information about e-Future, please visit http://www.e-future.com.cn , English channel.

For investor inquiries please contact:

Investor Relations & Media Relations

e-Future Information Technology Inc.

Tel: +86-10-5165-0998

Email: ir@e-future.com.cn